VIA EDGAR

October 1, 2012

Mr. Andrew D. Mew
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FirstEnergy Corp.
FirstEnergy Solutions Corp.
Ohio Edison Company
The Cleveland Electric Illuminating Company
The Toledo Edison Company
Jersey Central Power & Light Company
Metropolitan Edison Company
Pennsylvania Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File Nos. 333-21011, 0-53742, 1-02578, 1-02323, 1-03583, 1-03141, 1-00446,
and 1-03522

Dear Mr. Mew:

This letter is submitted by FirstEnergy Corp. (FirstEnergy or the Company) and each of the other registrants listed above (each a Registrant) in response to the comments given by the staff (Staff) of the Division of Corporation Finance of the United States Securities and Exchange Commission (Commission) contained in the comment letter dated September 19, 2012 to Anthony J. Alexander, Chief Executive Officer of FirstEnergy Corp. (FirstEnergy) with respect to FirstEnergy’s Form 10-K as filed on February 28, 2012 (2011 Form 10-K).

For your convenience, we have set forth each comment from your letter in bold typeface immediately followed by FirstEnergy’s response on behalf of it and each of the other Registrants, to the extent applicable. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the 2011 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
Our review encompassed the parent company, and other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately for the affected reporting subsidiary.

Response:
We acknowledge the Staff’s comment and advise you that in our responses below we have, where applicable, referenced FirstEnergy and/or the applicable Registrant.

Item 7. Management's Discussion and Analysis of Registrant and Subsidiaries, page 45

2.
Tell us what consideration you gave to providing insight into the long term variability of your revenue and net income. In this regard, it appears sensitivity analysis could be provided with respect to how changes in wholesale power prices impact your revenue and profitability. We understand hedging strategies could mitigate some of the adverse changes in power prices, although it remains unclear from your disclosure how changes in power prices affect your revenue and profitability.

Response:
We consider and disclose many factors that could impact the long-term variability of our revenue and net income with respect to generation sales of our Competitive Energy Services segment and our subsidiary registrant FirstEnergy Solutions Corp. (FES). Disclosures in our 2011 Form 10-K in Item 1A – Risk Factors, “Risks Related to Business Operations” including “– Changes in Commodity Prices Could Adversely Affect Our Profit Margins” and Item 7 – Management’s Discussion and Analysis of Registrant and Subsidiaries, discuss key factors impacting our profitability, such as depressed natural gas and electricity prices, as well as risk management policies to mitigate risk inherent in the energy market. Additionally, in Item 7 we disclosed our strategy and outlook, including key earnings drivers – positive and negative – for 2012, such as higher competitive retail revenues resulting from continued growth in the business and lower margins from our competitive energy services business from depressed market prices of power and lower capacity prices resulting from the PJM RPM auction beginning June 1, 2012.

Generation revenues of our Competitive Energy Services segment and our subsidiary FES consist primarily of POLR and Structured, Direct and Government Aggregation, and, to balance the sales portfolio with our generation, wholesale sales. The long term variability of these revenues is driven by a number of factors, only one of which is wholesale power prices. For example, POLR sales, representing sales to an EDC’s customers at the EDC’s default service rate, are priced through a competitive bidding process. Government Aggregation pricing is generally based on a percentage off an EDC’s default service rate, which may include regulatory recovery mechanisms. Other prices are based on the delivery cost to the end customer, taking into account capacity charges, ancillary and other RTO services, as well as risk premiums associated with customer consumption. Additionally, existing contract sales terms at a particular point in time will have a significant impact to future revenue. For instance, a large portion of our Direct sales are at fixed prices, whereas Government Aggregation sales may float as a percentage off the EDC’s default service rate, both with varying contract terms. Because of the multiple factors impacting future revenues, we respectfully submit that a sensitivity analysis addressing changes in wholesale power prices alone would not be meaningful to readers of our financial information.

We do, however, respectfully acknowledge the Staff’s comment and in future filings, beginning with our Form 10-Q for the period ended September 30, 2012, we will expand our disclosure with respect to both the Competitive Energy Services segment of FirstEnergy and the Registrant, FES, to provide further insight into the long term variability of our competitive generation revenue and net income as follows:

The Competitive Energy Services segment and FES derive their revenues from the sale of generation to Direct and Government Aggregation, POLR and Structured, and wholesale customers. We are exposed to various market and financial risks, including the risk of price fluctuations in the wholesale power markets. Wholesale power prices may be impacted by the prices of other commodities, including coal and natural gas, and energy efficiency and demand response programs, as well as regulatory and legislative actions, such as CSAPR and MATS among other factors.

We attempt to mitigate the market risk inherent in our energy position by economically hedging our exposure and continuously monitoring various risk measurement metrics to ensure compliance with our risk management policies.

The Competitive Energy Services segment and FES economically hedge exposure to price risk on a ratable basis, which is intended to reduce the near-term financial impact of market price volatility. As of September 30, 2012, the percentage of expected physical sales economically hedged was 96% for 2012 (out of 104 million MWHs) and 72% for 2013 (out of 112 million MWHs).

3.
Notwithstanding the preceding comment, explain to us and disclose how depressed power prices might impact your decision to operate, or not operate, your generating plants, and the related affect this could have on your results of operations.

Response:
We consider a variety of factors, including wholesale power prices, in our decision to operate, or not operate, a generating plant. If wholesale power prices represent a lower cost option, we may elect to fulfill our load obligation through purchasing electricity in the wholesale market as opposed to operating a generating plant. The effect of this decision on our results of operations would be to displace higher per unit fuel expense with lower per unit purchased power.

As disclosed in the Combined Notes to the Consolidated Financial Statements – Note 1 and Note 11 in the 2011 Form 10-K, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. In addition, see our disclosure in Item 1A – Risk Factors under the heading “We May Recognize Impairments of Recorded Goodwill or of Some of Our Long-Lived Assets, Which Would Result in Write-Offs of the Impaired Amounts” where we address the impact that “market prices for power” may have on such impairment determinations. To the extent that depressed power prices indicate that a long-term asset may not be recoverable, an impairment review would be performed, the results of which may impact our results of operations and disclosures.

In future filings, commencing with our Form 10-Q for the period ended September 30, 2012, we will expand our disclosure to include the following:

We consider a variety of factors, including wholesale power prices, in our decision to operate, or not operate, a generating plant. If wholesale power prices represent a lower cost option, we may elect to fulfill our load obligation through purchasing electricity in the wholesale market as opposed to operating a generating plant. The effect of this decision on our results of operations would be to displace higher per unit fuel expense with lower per unit purchased power.

4.
We note the disclosure on page 35 of your June 30, 2012 Form 10-Q that the NJBPU ordered JCP&L to file a base rate case using a historical 2011 test year on or before November 1, 2012. Please tell us and disclose the effect of a potential reduction in return on equity on your pretax earnings. If you believe a reduction in your authorized return on equity is remote given the Division of Rate Counsel's Petition and the NJBPU's subsequent action, please explain to us the reason(s) for your belief. To the extent a sensitivity analysis given a certain percentage basis point reduction in return on equity could be useful, we encourage its presentation. Lastly, please consider incorporating into your disclosure the authorized and actual returns on equity for each of your regulated utility subsidiaries for the past three years.

Response:
While we cannot say that a reduction in JCP&L’s authorized return on equity is remote, we do believe that a significant reduction is reasonably unlikely because returns granted in rate cases in New Jersey and other jurisdictions have generally been at or above the authorized return on equity for JCP&L. We advise the Staff that in JCP&L’s last rate case with rates effective June 2005, the rate base upon which rates were determined was $2.08 billion. The authorized return on equity was 9.75% with an assumed equity to total capital structure of 46%. Assuming that the rate base and capital structure ratio remain the same, every 25 basis point change in the return on equity changes net income of JCP&L and FirstEnergy by approximately $2 million (approximately $4 million pretax), which is less than 2 percent of JCP&L’s annual net income. Although we cannot predict the return on equity that the New Jersey BPU may grant in our upcoming rate case that will be filed on or before November 1, 2012, we expect to support a return on equity in our filing that is in excess of 9.75%.

Lastly, we do not believe that disclosure of authorized and actual returns on equity for each of our utility subsidiaries for the past three years would be useful to the readers of our SEC filed reports. For example, GAAP returns for the regulated utilities do not represent the authorized regulated jurisdictional returns and when compared, they could be misleading to investors because the basis for calculating the authorized returns differs among the jurisdictions in which the utility subsidiaries operate. Providing regulated returns would require many assumptions about how various state regulatory commissions would treat the numerous accounting and operating issues that may be unique within each commission’s regulatory process for determining returns.

Item 8. Financial Statements and Supplementary Data, page 129

16. Commitments, Guarantees, and Contingencies, page 245

5.
Refer to the disclosure in your filing related to the CAA Compliance matters where you state "[F]irst Energy intends to vigorously defend against the CAA matters discussed above but cannot predict the outcome or estimate the possible loss or range of loss." We note that several of the CAA Compliance matters have been ongoing for an extended period of time. In this regard, we are unclear on why you cannot reasonably estimate a loss or range of loss for these matters. Please advise us and update your disclosure as necessary.

Response:
With respect to the CAA Compliance matters, we respectfully submit that following the guidance under ASC 450, FirstEnergy and the applicable Registrants quarterly evaluate the status of the legal and regulatory proceedings in which they are involved to evaluate whether accruals are appropriate and to determine whether they can reasonably estimate the possible loss or range of possible loss for the matters referenced in the Staff’s comment.  As part of this evaluation, FirstEnergy and the applicable Registrants consider, among other things, the nature of the litigation or claim, its status at the time of the filing of the applicable periodic report, the opinion or views of our outside defense counsel and other advisers, our past experience in similar matters and the experience of other entities within our industry by reference to, among other things, court rulings or administrative decisions in similar cases. FirstEnergy and the applicable Registrants followed the guidance under ASC 450 with respect to these CAA Compliance matters referenced in our disclosures in evaluating the appropriate accounting treatment and our disclosure obligations.

We respectfully submit that no reasonably possible losses were estimable for any of these CAA Compliance matters at the time the filing was made, notwithstanding that certain of these matters have been ongoing for an extended period of time. The eventual outcome of these legal or regulatory proceedings is difficult to predict, particularly where the proceeding is in its early procedural stages, such as requests for information, or where claimants seek indeterminate damages.  As a result, judgments about the outcome, timing and potential loss relating to proceedings are difficult to make and are subject to risks and uncertainties that could cause actual results to be materially different from those we predict. Consequently, no accrual of liability has been established for any of the various matters listed under CAA Compliance.

We advise the Staff that with respect to one of the oldest matters referenced (December 2007) the U.S. District Court for the Eastern District of Pennsylvania ruled that FirstEnergy has no liability under the CAA for the Portland Station (except for a potential immaterial amount of civil penalties) and, similarly, the U.S. District Court for the Western District of Pennsylvania held that FirstEnergy has no CAA liability for the Homer City Station. In another matter dating back to June 2005, the U.S. District Court for the Western District of Pennsylvania conducted a liability phase trial two years ago but has not issued a ruling regarding liability, if any, under the CAA for the Armstrong, Hatfield's Ferry and Mitchell Stations.

The CAA Compliance section also discusses various dated administrative actions taken by EPA including the issuance of findings of violation, notices of violation or information requests under the CAA. None of these administrative actions constitutes an enforcement action much less an indication of potential liability, either administrative, civil or criminal, against FirstEnergy. It has been our experience that these administrative actions may never proceed to actual enforcement regarding CAA Compliance and consequently it is not possible to estimate a loss or range of loss for these matters. However, due to the potential for these types of administrative actions by EPA to escalate into enforcement actions regarding CAA Compliance, and having due regard for the requirements of Instruction 5 to Item 103 of Regulation S-K under the Securities and Exchange Act of 1934, FirstEnergy has decided to include disclosure of such actions.

Where an accrued liability has not been established but we believe a loss is reasonably possible, as well as for proceedings where an accrued liability has been established but for which an exposure to loss in excess of the amount accrued is reasonably possible, we provide a current estimate of the range of possible loss if such determination can be made and is material or indicate that an estimate of the range of possible loss cannot be made. Estimated ranges of possible loss are based on currently available information and actual results may vary significantly. For proceedings where we are unable to estimate the reasonable possible losses or a range of possible loss such as the aforementioned CAA Compliance matters, we respectfully advise the Staff that we have included disclosure to that effect.

Where applicable in future filings, when the outcome of a specific matter can be predicted and an estimate of possible loss or range of loss can be made, FirstEnergy will include disclosure of any estimated loss or range of loss for each material contingency for which the likelihood of an unfavorable outcome is reasonably possible.

19. Segment Information, page 264

6. Please tell us and revise to clarify why disclosures for the 2009 operating segments have not been reclassified to conform to your current presentation. Refer to FASB ASC 280-10-50-34.

Response:
The 2009 operating segments were reclassified to conform to the 2011 presentation in accordance with ASC 280-10-50-34, as disclosed on page 265 of the 2011 Form 10-K. The sentence appearing on page 264 of the Form 10-K -- “Disclosures for FirstEnergy’s operating segments for 2010 have been reclassified to conform to the current presentation.” -- should have read “Disclosures for FirstEnergy’s operating segments for 2010 and 2009 have been reclassified to conform to the current presentation.” In future filings, FirstEnergy will clearly indicate each year that has been reclassified for changes in segment reporting presentation.

7.	Explain to us and disclose why you have not fully eliminated the internal revenues recognized by your competitive energy services operating segment.

Response:
FirstEnergy does not fully eliminate internal revenues from the Competitive Energy Services segment in accordance with ASC 980-810-45, as it relates to sales of RECs. Beginning in 2009, FirstEnergy’s competitive subsidiary, FES, began selling RECs to certain regulated FirstEnergy subsidiaries in Ohio. FirstEnergy’s Form 10-K filing for 2010 included the following disclosure for the internal revenues line item -- “Under the accounting standard for the effects of certain types of regulation, internal revenues are not fully offset for sale of RECs by FES to the Ohio Companies that are retained in inventory.” A similar explanation was disclosed in FirstEnergy’s Form 10-K filing for 2009. ASC 980-810-45 states “Profit on sales to regulated affiliates shall not be eliminated in general-purpose financial statements if both of the following criteria are met: a) The sales price is reasonable. b) It is probable that, through the rate-making process, future revenue approximately equal to the sales price will result from the regulated affiliate’s use of the products.”

Under SB221, Ohio electric utilities and electric service companies are required to serve part of their load from renewable energy resources. Due to this requirement, FirstEnergy’s Ohio utilities (Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company) conducted RFPs through an independent third party to secure RECs to meet the standards of SB221, in which FES participated. FirstEnergy’s Ohio utilities have authorization under their Electric Security Plan, approved by the PUCO, to recover costs incurred to meet the requirements of SB221. The RFPs and the PUCO approval to fully recover such costs satisfy the two requirements of ASC 980-810-45 discussed above, and thus affiliated company REC revenues should not be fully eliminated in consolidation when RECs are held in inventory. Given the immateriality of these revenues, FirstEnergy discontinued the disclosure from prior years in the 2011 Form 10-K and respectfully submits that future disclosure is unnecessary.

FirstEnergy and each Registrant to the extent applicable, acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing referred to above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, please do not hesitate to call me at (330) 384-5296.

Sincerely,

/s/ Harvey L. Wagner

Harvey L. Wagner
Vice President, Controller and Chief Accounting Officer